SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

OPTA FOOD INGREDIENTS, INC.
(Name of Subject Company)

OPTA FOOD INGREDIENTS, INC.
(Name of Person Filing Statement)

Common Stock, $.01 par value per share
(Title of Class of Securities)

68381N10 5
(CUSIP Number of Class of Securities)

Arthur J. McEvily, Ph.D.
President and Chief Executive Officer
Opta Food Ingredients, Inc.
25 Wiggins Avenue
Bedford, Massachusetts 01730
(781) 276-5100
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Lewis J. Geffen, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Opta Food Ingredients, Inc., a corporation formed under the laws of the State of Delaware (“Opta Food” or the “Company”). The address of the principal executive offices of the Company is 25 Wiggins Avenue, Bedford, Massachusetts 01730. The telephone number of the principal executive offices of the Company is (781) 276-5100.

The title of the class of securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”). As of October 25, 2002, there were 10,887,577 shares of Common Stock outstanding and 1,576,950 shares of Common Stock issuable upon exercise of outstanding stock options of the Company.

Item 2.    Identity and Background of Filing Person.

This Schedule 14D-9 is being filed by the subject company, Opta Food Ingredients, Inc. The contact information for the Company is listed in Item 1 above.

This Schedule 14D-9 relates to the tender offer by Stake Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Stake Technology Ltd., a Canada corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent (the “Schedule TO”), dated November 4, 2002, offering to purchase all outstanding shares of Common Stock on a fully-diluted basis (the “Shares”) at a purchase price of $2.50 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2002 (the “Offer to Purchase”), which is being mailed to the Company’s stockholders (the “Stockholders”) with this Schedule 14D-9 and is filed as Exhibit (a)(1) to the Schedule TO and is incorporated herein by reference, and the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO, which is incorporated herein by reference (which Offer to Purchase and Letter of Transmittal, as may be amended and supplemented from time to time, together constitute the “Offer”). The address of Purchaser’s principal offices is 2838 Highway 7, Norval, Ontario, Canada, L0P 1K0.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 25, 2002, by and among Parent, the Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company to be the surviving entity in such merger (the “Merger”). At the time at which the Merger becomes effective, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser or Parent or obtained from reports or statements filed by the Purchaser or Parent with the Securities and Exchange Commission (the “Commission”), including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) the Purchaser or Parent, or their respective executive officers, directors or affiliates.

The Merger Agreement

Parent, the Purchaser and the Company have entered into the Merger Agreement. A summary of certain material terms of the Offer and the Merger Agreement is incorporated herein by reference to the Introduction and Section 11 of the Offer to Purchase. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to the Schedule TO and which is incorporated herein by reference.

Stockholders’ Agreement

Parent and the Purchaser have entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Arthur J. McEvily, William P. Carmichael, A. S. Clausi, Scott A. Kumf, Harry Fields, Glynn C. Morris, Olivier Suquet and Nouvelle Holding Guyomarc’h S.A. (the “Tendering Stockholders”), dated as of October 25, 2002. Under the Stockholders’ Agreement, each of the Tendering Stockholders has agreed to tender all of his respective Shares in the Offer and not to withdraw such Shares from the Offer unless the Merger Agreement is terminated. A summary of the terms of the Stockholders’ Agreement is incorporated herein by reference to the Introduction and Section 11 of the Offer to Purchase. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Stockholders’ Agreement which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Confidentiality Agreement

Adams, Harkness & Hill, Inc. (“AH&H”), an investment banking firm and the Company’s financial advisor, on behalf of, and as exclusive, retained advisor to, the Company, entered into a confidentiality agreement (the “Confidentiality Agreement”) with SunRich Food Group, Inc., a wholly-owned subsidiary of Parent (“SunRich”). Under the terms of the Confidentiality Agreement, AH&H agreed to provide certain publicly available and material non-public information about the Company to SunRich, and SunRich agreed to keep certain information confidential including: (i) the identity of the Company; (ii) information prepared by AH&H, the Company, its advisers, agents or otherwise furnished by the Company pursuant to the Confidentiality Agreement; and (iii) SunRich’s consideration of any subsequent transaction between SunRich and the Company (the “Confidential Information”). SunRich agreed to use the Confidential Information only for purposes of evaluating any potential transactions between SunRich and the Company and, unless required by law, agreed not to disclose the Confidential Information to any third party without the written consent of the Company. Further terms of the Confidentiality Agreement include: (i) the return of Confidential Information to AH&H, (ii) a standstill agreement whereby SunRich agreed to refrain, for a period of 18 months, to seek to control or influence the management, Board of Directors or policies of the Company and (iii) notification to the Company of any subpoena or other order with respect to any Confidential Information. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Change of Control Agreements

The Company has agreements (the “Change of Control Agreements”) with Arthur J. McEvily, Ph.D., Chief Executive Officer of the Company, and Scott A. Kumf, Chief Operating and Financial Officer of the Company (the “Covered Officers”), pursuant to which the Covered Officers will receive severance benefits, including 12 months compensation at their current salary, a bonus based upon their average bonus over the preceding 3 years, coverages under the Company’s benefit plan for 12 months and outplacement services up to $6,000 due to an involuntary termination or a change in control of the Company which results in a material change in their duties or responsibilities. Also, in the event there is a change of control of the Company, all stock options granted to the Covered Officers shall vest immediately. This summary and description does not purport to be complete and is qualified in its entirety by reference to the Form of Change of Control Agreement filed as Exhibit (e)(3) to this Schedule 14D-9 and which is incorporated herein by reference.

Option Plans

The Merger Agreement provides that, prior to the time at which the Merger becomes effective, the Company shall use its commercially reasonable efforts to provide that each outstanding option to purchase Shares (each, an “Opta Option”) issued pursuant to the Company’s 1992 Employee, Director and Consultant Stock Option Plan and its 1991 Non-Employee Stock Option Plan (together, the “Stock Option Plans”), whether or not then exercisable or vested, shall be exercisable for and entitle each holder thereto to a payment in cash from the Surviving Corporation, upon exercise, equal to the product of (i) the number of Shares previously subject to such Opta Option and (ii) the excess, if any, of the Merger Consideration over the exercise price of each such Opta Option (such payment, if any, to be net of applicable withholding and excise taxes).

Company Stock Purchase Plan

Contingent upon the purchase of the Shares by the Purchaser pursuant to the Offer, the Company shall amend its Amended and Restated Stock Purchase Plan (the “Opta Purchase Plan”) so that as of the time at which the Merger becomes effective (i) the Opta Purchase Plan will terminate and (ii) there will be no outstanding rights of participants under the Opta Purchase Plan. The Opta Purchase Plan provides each employee of the Company the opportunity to have a fixed amount deducted, after withholding of all applicable taxes, from their payroll and forwarded, on their behalf, to an account for the benefit of such employee. Amounts deposited to such accounts are then used to purchase shares of Common Stock at the prevailing market price on the date of such purchase.

Indemnification and Insurance

The Merger Agreement provides that for a period of six years after the time at which the Merger becomes effective, Parent, or any successor thereto, shall indemnify, defend and hold harmless each director, officer, present and former employee and agent of the Company and the Company’s subsidiaries against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of Parent (which approval shall not unreasonably be withheld), or otherwise in connection with any claim, action, suit, proceeding or investigation, including liabilities in connection with any claim, action, suit, proceeding or investigation with respect to which Parent has withheld settlement approval, based in whole or in part on the fact that such person is or was a director or officer of the Company and arising out of actions or omissions occurring at or prior to the time at which the Merger becomes effective, to the fullest extent permitted under applicable provisions of the Delaware General Corporation Law, the terms of the Company’s restated certificate of incorporation or bylaws. The Merger Agreement also provides that Parent or the Surviving Corporation, or any successor thereto, shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events which occurred before the time at which the Merger becomes effective.

Potential Conflicts of Interest

Certain directors and executive officers of the Company have interests in connection with the Offer that may be different from or in addition to the interests of Stockholders generally, as summarized below.

The executive officers and directors of the Company who hold Opta Options will receive the cash payments for their Opta Options on the same terms and conditions as are applicable to all other holders of Opta Options. As of October 25, 2002, the directors and executive officers of the Company held Options to acquire an aggregate of 896,667 Shares, with exercise prices ranging from $1.12 to $11.56 per Share.

Executive officers and directors of the Company who tender their Shares in the Offer will receive the same Offer Price on the same terms as set forth in the Offer to Purchase. As of October 25, 2002, the directors and executive officers of the Company owned an aggregate of 189,900 Shares. Assuming all members of the Board and all executive officers tender their Shares in the Offer, they would receive an aggregate of $474,750.00 in exchange for their Shares.

The executive officers and directors of the Company are also covered by indemnification arrangements with the Company. See “Indemnification and Insurance,” above.

Item 4.    The Solicitation or Recommendation

Position of the Board of Directors.

At a meeting held on October 16, 2002, the Board of Directors of the Company (the “Board”) unanimously:

•
determined that the terms of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and by the Stockholders’ Agreement are advisable and fair to, and in the best interests of, the Company and the Stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby and by the Stockholders’ Agreement, including the Offer and the Merger; and

•
determined to recommend that the Stockholders accept the Offer, tender their shares to the Purchaser pursuant thereto and, in the event that Stockholder approval is required to consummate the Merger, approve and adopt the Merger Agreement.

The Board ratified these decisions at a meeting held on October 22, 2002, subject to the receipt of the Bring-Down Opinion (as defined below).

Therefore, the Board unanimously recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.

This recommendation is based in part on a written opinion dated October 16, 2002 (the “Fairness Opinion”), as affirmed in a “bring-down” opinion of October 25, 2002 (the “Bring-Down Opinion,” and, collectively with the Fairness Opinion as the context requires, the “Fairness Opinion”), of AH&H in connection with the Offer and the Merger, to the Board to the effect that the consideration to be received by the Stockholders in the Offer and the Merger is fair to the Stockholders from a financial point of view. The Fairness Opinion contains a description of the procedures followed, matters considered, assumptions made and limitations on the review undertaken by AH&H in rendering its Fairness Opinion. The full text of the Fairness Opinion and the Bring-Down Opinion are set forth in Annexes B and C, respectively, to this Schedule 14D-9 and are attached as Exhibits (a)(2) and (a)(3), respectively, to this Schedule 14D-9, and are incorporated herein by reference. The Stockholders are urged to read the Fairness Opinion and the Bring-Down Opinion in their entirety.

Background of the Merger

It is the practice of the Board to review periodically with the Company’s senior management developments at the Company and strategic alternatives available to the Company for it to remain competitive and to enhance shareholder value. While the Company has periodically received indications of interest from various companies regarding possible business combinations with the Company over the last few years, prior to late 2001, management of the Company did not believe that any of these indications of interest were at a valuation level that reflected an appropriate value for the Company.

In September of 2001, the Company received an unsolicited inquiry and indication of interest from a third party regarding a possible business combination between the Company and such third party. As part of the Company’s on-going assessment of its strategic alternatives in late 2001, the Company believed that it might be beneficial to the Company and its shareholders to explore various strategic alternatives in light of the price at which the Company’s shares were trading at the time. In December 2001 and January 2002, the Company met with several investment banking firms with a view toward managing the process of responding to third party inquiries and to assist the Board in its further exploration of the Company’s strategic alternatives. After interviewing a number of investment banks, the Board decided to retain AH&H to serve as the Company’s financial advisor, based in part on AH&H’s expertise in the specialty food and food ingredients industries, and the Company engaged AH&H on February 12, 2002.

During the months of March and April 2002, AH&H conducted diligence regarding the Company and prepared a confidential memorandum to be distributed to potential acquirors of the Company. During the months of April and May 2002, AH&H distributed the memorandum to more than 60 domestic and international potential strategic and financial acquirors. The recipients of the confidential memorandum were instructed to indicate their interest in a potential transaction with the Company by late May 2002, and non-binding expressions of interest were received from five parties, including Parent.

During June 2002, an additional non-binding expression of interest was received from a party, and management of the Company met with representatives of five of the six interested parties, including Parent, and conducted due diligence meetings with these parties. On July 8, 2002, AH&H updated the Board on the status of discussions with the potential acquirors. During July 2002, AH&H continued to solicit indications of interest from potential acquirors and to advance the existing indications of interest. On July 23, 2002, AH&H met with the Board to update the Board on its progress to date and to present the current status of two expressions of interest, including that of Parent. The Board instructed AH&H to use its best efforts to continue to improve the two expressions of interest, including that of Parent, as well as to identify other potentially interested parties.

During August 2002, representatives of Company management continued to meet and conduct due diligence sessions with representatives of management of Parent and two other parties who had expressed interest in a transaction with the Company. On August 2, 2002, the Company received a non-binding proposal from one of the parties (the “First Interested Party”) to acquire the Company in a merger transaction for a per share price to the stockholders of $2.25 per share in cash, subject to completion of further due diligence, negotiation of definitive agreements, and several other conditions. The First Interested Party subsequently raised its bid to $2.35 per share in a letter delivered to the Company on August 21, 2002; however, the non-binding proposal from the First Interested Party remained subject to further due diligence, financing, negotiation of definitive agreements and several other conditions.

On August 7, 2002, Parent submitted a non-binding proposal to acquire the Company in a cash tender offer to be followed by a merger, at a price range of $2.35 - $2.40 per share, subject to completion of due diligence, negotiation of definitive agreements and several other conditions. On August 12, 2002, Parent submitted a letter to the Company identifying the additional due diligence they wanted to conduct and a proposed timetable for doing so. Parent met with the Company and its representatives the week of August 26, 2002 to conduct its due diligence.

On August 22, 2002, the Company received a non-binding proposal from an additional potential buyer (the “Second Interested Party”) to acquire the Company in a cash tender offer to be followed by a merger, at a price range of $2.00 - $2.25 per share, subject to completion of due diligence, negotiation of definitive agreements and several other conditions. The price range proposed by the Second Interested Party was subsequently increased to between $2.25 and $2.50 per share in a letter submitted on August 26, 2002 and reiterated in a letter submitted on August 29, 2002, and then increased to $2.55 per share in a letter submitted on September 13, 2002, though the proposal remained subject to completion of due diligence, negotiation of definitive agreements and several other conditions. The Second Interested Party also requested a 60-day exclusivity period during which it could conduct due diligence. AH&H requested the Second Interested Party to complete its due diligence as soon as possible and indicated that its request for an exclusivity period could be problematic given the status of other proposals.

During the week of September 2, 2002, AH&H distributed to Parent and the Second Interested Party a draft form of acquisition agreement prepared by the Company’s counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) and requested that parties provide their comments on such documents. Counsel for Parent and the Second Interested Party submitted their comments to Mintz Levin during the week of September 9, 2002.

On September 20, 2002, the Company received an updated non-binding proposal from the Second Interested Party, in which the Second Interested Party reiterated a price of $2.55 per share, subject to completion of due diligence, negotiation of definitive agreements and several other conditions, and reducing its requested exclusivity period from 60 to 30 days, during which it could conduct due diligence. AH&H again requested the Second Interested Party to complete its due diligence as soon as possible and again indicated that its request for an exclusivity period could be problematic given the status of other proposals.

Early on the morning of September 25, 2002, Parent submitted a revised proposal in which it raised its acquisition price to $2.50 per share. This proposal was subject only to the completion of the definitive documents, a process that was underway between its counsel and counsel to the Company.

On September 25, 2002, the Board met to review and consider the three competing proposals. AH&H reviewed and analyzed for the Board the financial terms of the three proposals. Mintz Levin reviewed and discussed the legal aspects of the three proposals and the documentation and legal diligence processes that had been undertaken to date. AH&H also provided the Board with its preliminary views on the Company’s valuation and related matters. Mintz Levin also reviewed and discussed in detail the Board’s fiduciary duties to the stockholders of the Company in considering transactions such as a sale of the Company. After lengthy discussion, during which the Board reviewed and discussed the Company’s strategic alternatives in detail, and asked several questions of the representatives of AH&H and Mintz Levin concerning the procedures that had been undertaken and the standards for review of the decision to be made by the Board, the Board authorized and directed management of the Company to proceed with negotiating a definitive agreement with Parent at a price of $2.50 per share.

From September 25, 2002 through October 25, 2002, Mintz Levin and Dunnington, Bartholow & Miller L.L.P., counsel for Parent, negotiated the terms of the definitive Merger Agreement and the Stockholders’ Agreement.

On October 16, 2002, the Board held a special meeting, at which representatives from Mintz Levin and AH&H outlined the status of the negotiations with respect to the Merger Agreement. AH&H described the procedures that it had followed in conducting its financial analysis of the proposed transaction, and the Board asked questions regarding that analysis. AH&H then presented the Fairness Opinion, which stated that the proposed consideration under the Merger Agreement was fair, from a financial point of view, to the Company’s stockholders. Representatives of Mintz Levin then described in detail the terms of the proposed agreement and the negotiations that had taken place with Parent and its representatives regarding the agreement, and the Board’s fiduciary duties in making a decision to approve a transaction of this type. After discussion, the Board determined that the proposed transaction was advisable, approved the Merger Agreement in the form in which it had been presented at the meeting, and resolved to include the Board’s recommendation in the Schedule 14D-9 to be sent to stockholders of the Company in connection with the Offer. The Board ratified these decisions at a meeting on October 22, 2002, subject to the receipt of the Bring-Down Opinion.

On October 25, 2002, AH&H delivered to the Board the Bring-Down Opinion. The Company and Parent entered into the Merger Agreement as of October 25, 2002. The companies issued a joint press release announcing the agreement on the morning of October 28, 2002, and Parent commenced the Offer on November 4, 2002.

The Company’s Reasons for the Offer and the Merger

The Board has determined that the terms of the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Company and the Stockholders. Accordingly, the Board has unanimously approved the Merger Agreement and the consummation of the Merger and recommends that you tender your Shares in the Offer. In reaching its decision, the Board consulted with management of the Company and with the Company’s financial and legal advisors, and considered the following material factors:

•
The extensive search for a buyer for the Company that had been undertaken by Company management and AH&H.    The Board concluded that the search had been thorough and had resulted in the best available offer to purchase the Company. The Board took into account the Company’s discussions with other potential purchasers described above in “Background of the Merger,” including the discussions with the Second Interested Party, and the fact that no other party had presented the Company with an acquisition proposal that would be more favorable from a financial point of view to the Company and its stockholders than the Offer and the Merger.

•
The premium over the Company’s stock price represented by the proposed consideration.    The proposed consideration in the Offer represented a premium of approximately 14.7% over the closing price for the Shares on October 25, 2002, the last trading day prior to the announcement of the Merger Agreement, and a premium of approximately 85.2% over the average of the closing prices for the Shares for the 12 month period ended October 15, 2002.

•
The absence of material conditions to the completion of the Offer.    The Board believed that the structure of the Offer would enable the Stockholders to receive payment for their Shares in an expeditious manner, with few conditions to the completion of the transaction. The Board noted in particular Parent’s representation in the Merger Agreement that it had, or would have, the funds necessary to consummate the Offer and the Merger.

•
The determination by the Board that the Merger represented the best available course of action for the Company at its current stage of development.    The Board had reviewed the strategic alternatives available to the Company with AH&H, and concluded that the Merger was preferable to the Company’s other available alternatives. The Board believed that remaining as an independent public company would be less beneficial to the Stockholders due to the following factors:

•	the limited daily trading volume of the Common Stock,

•	the price of the Common Stock, which the Board believed was undervalued and not likely to improve significantly in the near term,

•	the absence of analyst coverage of the Common Stock,

•
the likelihood that the Company’s improved operating results and increase in earnings would or would not be reflected in the price of the Shares, given the above reasons and the current state of capital markets for companies of the Company’s size and market capitalization,

•
the burdens and costs to the Company of its ongoing reporting obligations under the Securities Exchange Act of 1934, as amended, including the costs of an annual audit of its financial statements, the preparation of an annual report and proxy and an annual meeting of shareholders, and

•
the Company’s inability to access public equity markets in the future in order to raise additional funds with which to grow its business by making additional acquisitions of technology and/or other businesses.

•
The fact that Parent was willing to effect the transaction through a first-step offer, to be commenced within five business days of the announcement of the execution of the Merger Agreement, followed by a second-step merger for any untendered Shares at the same price.    The Board concluded that, as a result of this two-step structure, there was a reasonable possibility that the Stockholders could sell their Shares in the Offer at the Offer Price earlier than if the transaction were effected as a one-step merger.

•
The opinion received from AH&H as to the fairness, from a financial point of view, of the price to be paid in the Offer.    The Board reviewed the analysis of AH&H of the fairness, from a financial point of view, of the consideration to be paid in the Offer, and concluded that it was reasonable.

•
The Company’s ability to retain membership on the Board after the tender in the Offer of more than 50% of the outstanding Shares.    The Board also took into consideration the fact that Parent had agreed that at least two non-officer directors of the Board (the “Independent Directors”) would remain as directors of the Board, and that until such time as the Merger was consummated, each of the following actions would require approval by a majority of the Independent Directors:

•	amending or terminating the Merger Agreement on behalf of the Company; or

•	exercising or waiving any of the Company’s rights or remedies under the Merger Agreement; or

•	extending the time for performance of Parent’s or the Purchaser’s obligations under the Merger Agreement; or

•	taking any other action required to be taken by the Board under the Merger Agreement.

In the view of the Board, these provisions were significant in ensuring that Purchaser would not take any inappropriate actions with respect to the Company’s rights and obligations under the Merger Agreement because of its ownership of Shares and its control of the Board after the consummation of the Offer.

•
The ability of the Board to negotiate and accept an unsolicited strategic transaction which the Board determined to be superior to the Offer and the Merger.    In the course of deliberations, the Board reviewed with the Company’s management and its legal and financial advisors a number of additional factors relevant to the Merger, including the following:

•
historical information concerning the Company’s business, financial performance and condition, operations, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter filed with the Commission,

•	the Company’s management’s view of the financial condition, results of operations and businesses of the Company before and after giving effect to the Merger based on management due diligence,

•	current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock,

•	the terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, and the conditions to the parties’ respective obligations,

•	the Company’s management’s view as to the potential for other third parties to enter into strategic relationships with or to acquire the Company,

•
the detailed financial analysis prepared by AH&H and presented to the Board, including AH&H’s opinion that the proposed consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the Company’s stockholders, as described more fully in the text of the Fairness Opinion and Bring-Down Opinion attached as Annexes B and C to this Schedule 14D-9, and

•	the impact of the Merger on the Company’s employees and customers.

The Board also considered the provisions of the Merger Agreement regarding the Company’s rights to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding termination fees. The Board considered various alternatives to the Merger, including remaining as an independent company and seeking other strategic partners. The Board believed that these factors, including its review of the terms of the Merger Agreement, supported the Board’s recommendation of the Merger, when viewed together with the risks and potential benefits of the Merger.

The Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to:

•	the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on

•	the Company’s customers and other key relationships,

•	the Company’s ability to attract and retain key management as well as other personnel, and

•	the Company’s overall competitive position, and

•	the risk that despite the efforts of the Surviving Corporation, key technical and management personnel might choose not to remain employed by the Surviving Corporation.

The Board believed that these risks were outweighed by the potential benefits of the Merger.

The foregoing discussion is not exhaustive of all factors considered by the Board. Each member of the Board may have considered different factors, and the Board evaluated these factors as a whole and did not quantify or otherwise assign relative weights to factors considered.

Fairness of the Offer Price; Summary of the Fairness Opinion

The Board took into account the Fairness Opinion which stated that, as of October 16, 2002, the date on which the Board approved the Offer, the Merger, the Merger Agreement and related transaction documents, the Offer Price of $2.50 per share, as set forth in the Merger Agreement and the Stockholders’ Agreement, was fair, from a financial point of view, to the public Stockholders. On October 25, 2002, the date on which the Company, Purchaser and the Parent executed the Merger Agreement, AH&H provided the Board with the Bring-Down Opinion, confirming the Fairness Opinion. The full text of the Fairness Opinion and the Bring-Down Opinion, which set forth the assumptions made, matters considered and limitations on the review undertaken by AH&H, are attached to this Schedule 14D-9 as Annexes B and C, respectively, are filed as Exhibits (a)(2) and (a)(3) hereto, and are incorporated herein by reference. The Fairness Opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received in cash for the Offer and the Merger by the Stockholders and is not intended to constitute and does not constitute a recommendation as to whether any Stockholder should tender their Shares in the Offer or as to any other matters relating to the Offer or the Merger. Stockholders are urged to read such Fairness Opinion carefully in its entirety.

In arriving at the Fairness Opinion, among other things, AH&H did the following:

1.	reviewed the Company’s Forms 10-K, 10-Q and other documents as filed with the Commission for the five-year period ending June 30, 2002;

2.	analyzed certain internal financial statements including projected financial and operating data concerning the Company prepared by Company management;

3.	analyzed the potential pro forma financial effects of the Offer and the Merger on the Company;

4.	conducted discussions with members of senior management of the Company;

5.
reviewed the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly traded companies AH&H deemed to be relevant and comparable to the Company;

6.	compared the results of operations of the Company with those of certain companies AH&H deemed to be relevant and comparable to the Company;

7.	compared the financial terms of the Offer and the Merger with the financial terms of certain other mergers and acquisitions AH&H deemed to be relevant and comparable to the Offer and the Merger;

8.	reviewed the Merger Agreement, exhibits thereto and certain related agreements; and

9.
reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as AH&H deemed necessary, including an assessment of general economic, market and monetary conditions.

Analysis

AH&H used the following methodologies to assess the fairness of the consideration per share to be received by the Stockholders in connection with the Offer and the Merger:

•	a review of the historical market prices and trading volume for the Company’s publicly held Common Stock;

•	a review of certain financial information of publicly traded comparable food and food ingredient companies selected solely by AH&H, and financial ratios based on that financial information;

•	a review of the consideration paid in certain change of control acquisitions of selected publicly traded food and food ingredient companies that AH&H deemed relevant; and

•	a discounted cash flow analysis of the Company.

Stockholders are urged to read carefully and in their entirety the full text of the Fairness Opinion and the Bring-Down Opinion, which are attached as Annexes B and C, respectively, to this Schedule 14D-9, are filed as Exhibits (a)(2) and (a)(3) hereto, and are incorporated by reference herein.

Conclusion

AH&H rendered a verbal opinion to the Board on October 16, 2002 and confirmed its opinion by providing the Fairness Opinion on October 16, 2002 to the Board stating that, as of that date, based upon the assumptions made, matters considered and limitations on the review described in the written opinion, the consideration per share to be received by the Stockholders in the Offer and Merger is fair to them from a financial point of view. On October 25, 2002, the date on which the Company, Purchaser and Parent executed the Merger Agreement, AH&H provided the Board with the Bring-Down Opinion, confirming the Fairness Opinion.

As a matter of course, the Company does not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, AH&H considered financial projections. Company management prepared these financial projections under market conditions as they existed as of approximately July 23, 2002, and management does not intend to provide AH&H with any updated or revised financial projections in connection with the Offer and Merger. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of the Company, may cause the financial projections or the underlying assumptions to be inaccurate.

In arriving at its Fairness Opinion, AH&H reviewed key economic and market indicators, including, but not limited to, inflation rates, interest rates, consumer spending levels and general stock market performance. The Fairness Opinion and the Bring-Down Opinion are based on the business, economic, market and other conditions as they existed on the dates of such opinions and on the Company’s financial projections provided to AH&H. In rendering its Fairness Opinion, AH&H relied upon and assumed, without independent verification, that the accuracy and completeness of the financial and other information provided to AH&H by the management of the Company, including the financial projections, was reasonably prepared and reflects the best currently available estimates of the financial results and condition of the Company, and that no changes have occurred in the information reviewed between the date the information was provided and the date of the Fairness Opinion. AH&H did not independently verify the accuracy or completeness of the information supplied to it with respect to the Company and does not assume responsibility for it. AH&H did not make any independent appraisal of the specific properties or assets of the Company.

AH&H was not asked to opine and did not express any opinion as to: (i) the tax or legal consequences of the Offer and Merger; and (ii) the fairness of any aspect of the Offer and Merger not expressly addressed in its Fairness Opinion.

The Fairness Opinion does not address the underlying business decision to effect the Offer and Merger; nor does it constitute a recommendation to any Stockholder regarding participation in the Offer and Merger.

The summary set forth above describes the material points of more detailed analysis performed by AH&H in arriving at its Fairness Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its Fairness Opinion, AH&H made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, AH&H believes that its analysis, and the summary set forth herein, must be considered as a whole and that selecting portions of its analysis, without considering all analysis and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analysis set forth in the Fairness Opinion. In its analysis, AH&H made numerous assumptions with respect to the Company, the Offer and Merger, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities.

The estimates contained in such analysis are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analysis. Accordingly, such analysis and estimates are inherently subject to substantial uncertainty.

The full text of the Fairness Opinion, which describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by AH&H in rendering its Fairness Opinion is attached hereto and is incorporated herein by reference. The summary of the Fairness Opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Fairness Opinion. You are urged to read the Fairness Opinion in its entirety.

Item 5.    Persons/Assets, Retained, Employed, Compensated Or Used.

The Board retained AH&H to render an opinion as to whether the consideration per share to be received in connection with the Offer and Merger by the Stockholders is fair to them from a financial point of view.

The Board retained AH&H based upon AH&H’s experience in the valuation of businesses and their securities in connection with recapitalizations and similar transactions. AH&H is a nationally recognized full-service investment banking firm that is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

As compensation to AH&H for its services in connection with the Offer and Merger, the Company agreed to pay AH&H a “success fee” (the “Success Fee”) of $500,000 plus 2.5% of the aggregate consideration between $25.0 million and $30.0 million upon completion of the Merger, in addition to reasonable expenses. The Company has paid AH&H (i) a retainer of $50,000, (ii) $250,000 for the Fairness Opinion and (iii) $50,000 for the Bring-Down Opinion, which amounts will be credited towards the Success Fee. AH&H’s Fairness Opinion and Bring-Down Opinion fees are not contingent upon the successful completion of the Offer and Merger, any other related transaction, or the conclusions reached in the Fairness Opinion and Bring-Down Opinion. The Company also agreed to indemnify AH&H and related persons against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of AH&H.

Item 6.    Interest in Securities of the Subject Company.

No transactions in shares of Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company’s knowledge after a review of Form 4 filings, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Common Stock by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Stockholders.

In addition, the information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.    Exhibits.

The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Letter to Stockholders, dated November 4, 2002.

(a)(2)	Opinion of AH&H, dated October 16, 2002 (included as Annex B to this Schedule 14D-9).

(a)(3)	Bring-Down Opinion to Fairness Opinion of AH&H, dated October 25, 2002 (included as Annex C to this Schedule 14D-9).

(a)(4)	Joint Press Release issued by Parent and the Company on October 28, 2002 (incorporated by reference to the Form 8-K filed by the Company on October 29, 2002).

(a)(5)	Offer to Purchase dated November 4, 2002 (incorporated herein by reference to Exhibit (a)(1) of the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of October 25, 2002, among Parent, the Purchaser and the Company (incorporated herein by reference to Exhibit (d)(1) of the Schedule TO).

(e)(2)
Stockholders’ Agreement, dated as of October 25, 2002, between Parent, the Purchaser and the parties identified on Schedule I thereto (incorporated herein by reference to Exhibit (d)(2) of the Schedule TO).

(e)(3)	Form of Change of Control Agreement, as amended, between the Company and each of the Covered Officers.

(e)(4)
Confidentiality Agreement, dated May 8, 2002, by and between SunRich, a wholly-owned subsidiary of Stake and AH&H, on behalf of and as agent for the Company (incorporated herein by reference to Exhibit (d)(3) of the Schedule TO).

(e)(5)	The Information Statement of the Company, dated November 4, 2002 (included as Annex A to this Schedule 14D-9).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OPTA FOOD INGREDIENTS, INC.

By:	/s/ ARTHUR J. MCEVILY, PH.D.
Name: Arthur J. McEvily, Ph.D.
Title: President and Chief Executive Officer

Dated: November 4, 2002

ANNEX A

Opta Food Ingredients, Inc.
25 Wiggins Avenue
Bedford, Massachusetts 01730

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about November 4, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Opta Food Ingredients, Inc. (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Stake Technology Ltd. (“Stake”), a corporation formed under the laws of Canada, to a majority of seats on the board of directors (the “Board”) of the Company.

On October 25, 2002, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stake and Stake Acquisition Corp. (the “Purchaser”), a corporation formed under the laws of the State of Delaware and a wholly-owned subsidiary of Stake, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares (the “Shares”) of the common stock, par value $.01 per share, of the Company (the “Common Stock”), at a price per Share of $2.50, net to the seller in cash (the “Offer Price”), upon the terms and conditions set forth in the Purchaser’s Offer to Purchase, dated November 4, 2002, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company (the “Stockholders”) and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Stake and the Purchaser with the Securities and Exchange Commission (the “Commission”) on November 4, 2002.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Stake. At the effective time of the Merger (the “effective time”), each issued and outstanding Share (other than Shares that are owned by Stake, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who comply with all of the relevant provisions of Sections 86 through 98 of the DGCL) will be converted into the right to receive $2.50 in cash or any greater amount per Share paid pursuant to the Offer.

The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex A, which was filed by the Company with the Commission on November 4, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-l promulgated thereunder. Information set forth herein related to Stake, the Purchaser or the Stake Designees (as defined herein) has been provided by Stake. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 4, 2002. The Offer is currently scheduled to expire at 12:00 midnight, Boston time, on Tuesday, December 3, 2002, unless the Purchaser extends it in accordance with the terms of the Merger Agreement.

GENERAL

The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the Stockholders. Holders of Common Stock are entitled to cast one vote per share on matters presented for a vote at such meetings. As of October 25, 2002, there were 10,887,577 shares of Common Stock outstanding, none of which were owned by Stake or the Purchaser.

RIGHTS TO DESIGNATE DIRECTORS AND STAKE DESIGNEES

The Merger Agreement provides that, promptly upon the satisfaction of the Minimum Condition (as defined below) and the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, Parent will be entitled to designate a number of the members (the “Stake Designees”) of the Board equal to that number of directors, rounded down to the nearest whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) a fraction, the numerator of which is the number of shares of Common Stock owned by Stake or any affiliate of Stake (including such of the shares of Common Stock accepted for payment and paid for by the Purchaser) and the denominator of which is the number of shares of Common Stock outstanding at the time of the Purchaser’s acceptance for payment of tendered shares of Common Stock by the Purchaser.

The Minimum Condition will be satisfied if there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock, together with shares of Common Stock owned by Stake or the Purchaser, if any, which would represent at least fifty percent of the outstanding shares of Common Stock (determined on a fully diluted basis for all outstanding stock options, convertible securities and any other rights to acquire Common Stock on the date of purchase).

Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the effective time at least two members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company and who are not directors, officers, employees or affiliates of Stake or the Purchaser.

The Stake Designees will be selected by Stake from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Stake Designees currently is a director of, or holds any positions with, the Company. Stake has advised the Company that, to the best of Stake’s knowledge, except as set forth below, none of the Stake Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Stake and the Company that have been described in the Schedule TO or the Schedule 14D-9.

The name, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Stake Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. The business address of each person listed below is 2838 Highway 7, Norval, Ontario, Canada L0P 1K0.

Name, Principal Occupation and Employment History

Jeremy N. Kendall has served as a Director of Stake since September 1978. In June 1983, Mr. Kendall was elected Chairman of the Board and Chief Executive Officer of Stake. He is Chairman of the Board of all of Stake’s subsidiaries except 1108176 Ontario Limited. He has also been Chairman of Jemtec Inc. since June 1991 and Easton Minerals Ltd. since January 1995. In the past five years, Mr. Kendall has served on the following

Boards of Directors: BI Inc. (September 1981 to November 2000), Brigdon Resources Inc. (June 1993 to February 1999), Redaurum Ltd. (June 1994 to December 1998) and Wisper Inc. (June 1995 to March 2002). Mr. Kendall is also a director of a number of private and charitable organizations.

John Dietrich is a Chartered Accountant and Chartered Financial Analyst. Mr. Dietrich joined Stake in January 2002 as Vice President & Treasurer. In the last five years he has held finance roles at Natrel Inc. as Director of Business Development and Paragon Trade Brands (Canada) Inc. as Director of Finance.

Steven R. Bromley is a Certified General Accountant and joined Stake in June 2001. The Board of Directors appointed Mr. Bromley Vice President, Finance and Chief Financial Officer in September 2001. Prior to joining Stake, Mr. Bromley spent over thirteen years in the Canadian dairy industry in a wide range of financial and operational roles with both Natrel Inc. and Ault Foods Limited. In his last position with Natrel Inc., Mr. Bromley served as Vice President, Business Development and Information Systems. From 1997 to 1999 he served on the Board of Directors of Natrel, Inc.

Robert Fetherstonaugh is a Chartered Accountant and is President of Claridge SRB Investments Inc, and Executive Vice President, Investments of Claridge Inc. Mr. Fetherstonaugh has a broad business background both in North America and internationally, previously serving as Deputy Chairman of Trader.com, an international publishing company, and a former partner at KPMG. Mr. Fetherstonaugh is also currently a director of Trader.com. Mr. Fetherstonaugh works in the Claridge office at 1170 Peel Street, Montreal PQ H3B 4P2.

James Rifenbergh was elected to the Board of Directors of Stake in April 1996. Mr. Rifenbergh is past President and Chairman of Brown Printing Company of Waseca, Minnesota, a large printing company with plants throughout the United States. He is also a director of a number of other private companies and organizations. Mr. Rifenbergh served on the Board of Directors of ARC Capital Inc. from June 1996 to December 1996.

John D. Taylor was elected to the Board of Directors of Stake in December 1994. He was appointed President and Chief Operating Officer of Stake in 1991. From 1986 to 1991, Mr. Taylor was Stake’s Vice President of Marketing and Planning.

Cyril Ing is a Professional Engineer and was elected a Director in January 1984. Mr. Ing retired from full time employment in March 1990. Mr. Ing has served on the following Boards of Directors: Wisper Inc. from November 1999 to the present and Jemtec Inc. from November 1999 to the present.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

Except as set forth below, no person or group, to the knowledge of the Company, owns five percent or more of the outstanding shares of Common Stock.

The following table sets forth information as of October 25, 2002 with respect to the amount of Common Stock held by each director, Named Executive Officer (as defined below), all directors and executive officers as a group, and each holder of 5% or more of the Common Stock.

Name and Address*	Amount and Nature of Beneficial Ownership(1)	Percentage Owned(1)
Nouvelle Holding Guyomarc’h S.A. (2) 10 Rue du Colisee 75008 Paris, France 48 01 98 50	1,390,574	12.77%

State of Wisconsin Investment Board (3) P.O. Box 7842 Madison, WI 53707	1,040,000	9.55%

David A. Rocker (4) Suite 1759 45 Rockefeller Plaza New York, NY 10111	880,000	8.08%

Dimensional Fund Advisors, Inc. (5) 1129 Ocean Avenue, 11th Floor Santa Monica, CA 90401	822,800	7.56%

William P. Carmichael (6)	46,000	* *

A. S. Clausi (7)	43,444	* *

Harry Fields (8)	30,500	* *

Glynn C. Morris (9)	46,500	* *

Arthur J. McEvily, Ph.D. (10)	317,992	2.86%

Scott A. Kumf (11)	132,631	1.21%

Olivier Suquet (12)	1,393,574	12.80%

All executive officers and directors as a group (7 persons) (13)	2,010,641	17.77%

*	Address provided for beneficial owners of 5% or more of the outstanding Common Stock only.

**	Denotes ownership of less than 1% of the outstanding Common Stock.

(1)
Beneficial ownership of shares for purposes of this table, as determined in accordance with applicable Securities and Exchange Commission rules, includes shares as to which a person has or shares voting power and/or investment power. The stockholders named in the above table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, except as otherwise noted. The percentage of beneficial ownership of Common Stock of each stockholder named in the above table is based upon the 10,887,577 shares of Common Stock issued and outstanding at October 25, 2002, and is calculated by treating any options held by such person and exercisable within 60 days after October 25, 2002 as having been exercised for Common Stock, but without deeming such options to have been exercised for purposes of computing beneficial ownership of Common Stock of any other stockholder. Beneficial ownership of Common Stock by all Directors and executive officers as a group assumes such exercises of options by the members of such group, but not by others.

(2)
Based solely upon information reported on Schedule 13D as filed with the Securities and Exchange Commission on January 9, 1997, as amended, on behalf of Nouvelle Holding Guyomarc’h S.A. (“Nouvelle”) and Compagnie Financiere de Paribas (“Paribas”). Includes 1,390,574 shares held of record by Nouvelle. As the holder of approximately 95% of the capital stock of Nouvelle, Paribas may be deemed to have sole voting and dispositive power over such shares held of record by Nouvelle. Paribas disclaims beneficial ownership of such shares.

(3)	Based solely upon information reported on Schedule 13G as filed with the Securities and Exchange Commission on February 14, 2002.

(4)
Based solely upon information reported on Schedule 13G as filed with the Securities and Exchange Commission on March 7, 2002. Includes 482,420 shares owned by Rocker Partners, L.P., 345,880 shares owned by Compass Holdings, Ltd. and 51,700 shares owned by Helmsman Holdings, Ltd. which David A. Rocker has sole voting and dispositive power over such shares.

(5)
Based solely upon information reported on Schedule 13G as filed with the Securities and Exchange Commission on February 12, 2002 on behalf of Dimensional Fund Advisors Inc. (“DFA”), an investment advisor registered under the Investment Advisors Act of 1940, which serves as investment manager to certain other investment companies, trusts and accounts (the “Funds”). DFA possesses voting and/or investment power over the securities owned by the Funds. DFA disclaims beneficial ownership of such securities.

(6)	Includes 3,000 shares which Mr. Carmichael may acquire upon the exercise of options within 60 days after October 25, 2002.

(7)	Includes 19,000 shares which Mr. Clausi may acquire upon the exercise of options within 60 days after October 25, 2002.

(8)	Includes 19,000 shares which Mr. Fields may acquire upon the exercise of options within 60 days after October 25, 2002.

(9)	Represents shares which Mr. Morris may acquire upon the exercise of options within 60 days after October 25, 2002.

(10)	Includes 227,667 shares which Dr. McEvily may acquire upon the exercise of options within 60 days after October 25, 2002.

(11)	Includes 112,000 shares which Mr. Kumf may acquire upon the exercise of options within 60 days after October 25, 2002.

(12)
Includes shares held of record by Nouvelle. See Note 2 above. Mr. Suquet is an officer of Diana Ingredients, Inc. (“Diana”), and may be deemed to be an indirect beneficial owner of the shares owned by Nouvelle because Diana and Nouvelle are each primarily owned by Paribas. Mr. Suquet disclaims beneficial ownership of such shares. Includes 3,000 shares which Mr. Suquet may acquire upon the exercise of options within 60 days after October 25, 2002.

(13)	Includes an aggregate of 430,167 shares which may be acquired upon the exercise of options within 60 days after October 25, 2002.

Board of Directors

Terms of Directors

The restated by-laws of the Company provide for a Board consisting of such number of directors as shall be fixed from time to time by the Board. The Board has fixed the number of directors at six. In the event that a vacancy occurs during the year, such vacancy may be filled by the Board for the remainder of such director’s full term. All directors are elected to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal from office.

Directors and Executive Officers

The directors and executive officers of the Company are as follows:

William P. Carmichael has been a Director of the Company since 1999. Mr. Carmichael served as Senior Managing Director of the Succession Fund from 1998 to 2001 which provided strategic financial and tax consulting to closely held private companies. Mr. Carmichael has also served as Senior Vice President of Sara Lee Corporation from 1991 to 1993, Vice President and Chief Financial Officer of Beatrice Foods Company

from 1985 to 1990, Vice President of E-II Holdings from 1987 to 1988 and Vice President of Esmark, Inc. from 1976 to 1984. He is a director of Cobra Electronics Corporation and Nations Funds.

A.S. Clausi has been a Director of the Company since 1991. Mr. Clausi has been a consultant in the food industry since 1987. Mr. Clausi served at General Foods Corporation from December 1946 to July 1987, most recently as Senior Vice President and Chief Research Officer. Mr. Clausi is Chairman of the Food Research Directors’ Roundtable and Chairman of the Monell Institute Nutrition Advisory Board. He served as President of the Institute of Food Technologists in 1993 and 1994 and Chairman of the Institute of Food Technologists Foundation. He is also a director of EPL Technologies, Inc.

Harry Fields has been a Director of the Company since 1991. Mr. Fields has been President of Fields Associates Ltd., a consulting firm, since April 1990. He served at International Flavors & Fragrances, Inc. from 1948 to April 1990, most recently as President, IFF Flavors and as a member of the Board of Directors.

Scott A. Kumf was named Chief Operating Officer of the Company in July 2000. He joined the Company in August 1996 as Chief Financial Officer and was elected Treasurer and Assistant Secretary in December 1996. Prior to joining the Company, Mr. Kumf served at BostonCoach, Inc. as Chief Financial Officer from September 1995 to August 1996. From August 1994 to May 1995, he was the Chief Financial Officer of Trotter, Inc. and from September 1990 to July 1994 he served as Chief Financial Officer for Polar Corp. Mr. Kumf is a Certified Public Accountant in Massachusetts.

Glynn C. Morris has been a Director of the Company since 1993. Mr. Morris has been a consultant to the food industry since 1997. Mr. Morris is a former President and Chief Executive Officer of Presto Food Products, Inc., where he worked from 1989 to 1996. From 1973 to 1989, Mr. Morris served at Carnation Company in various positions, most recently as Vice President/General Manager of the Specialty Foods Division.

Arthur J. McEvily, Ph.D. has been the Company’s President and Chief Executive Officer and a Director of the Company since February 2000. Previously, he was named Executive Vice President in January 1999, Senior Vice President, Commercial Development in December 1997 and served as Vice President Applications, Technical Service and New Product Commercialization from August 1996 to December 1997. He served as Vice President Sales and Business Development of the Company from December 1993 to July 1996. From May 1991 to December 1993, he held various positions at the Company, ranging from Senior Research Scientist to Product Director to Director of Business Development. Dr. McEvily served in various scientific capacities at Enzytech from October 1988 to May 1991.

Olivier Suquet has been a Director of the Company since 2000. Mr. Suquet has been Chairman and Chief Executive Officer of Diana Ingredients, Inc., a 100% controlled subsidiary of Banque Paribas, since 1995. He was formerly Chief Operating Officer at the same organization from 1993 to 1994. From 1992 to 1993, Mr. Suquet served as President of Aromes de Bretagne.

Director Liability

The Company’s restated certificate of incorporation, as amended, provide that directors will not be liable for monetary damages for breach of fiduciary duty except in the case of breaches of the director’s duty of loyalty, acts or omissions taken in bad faith or involving intentional misconduct or knowing violations of law, improper distributions to stockholders, stock purchases or redemptions or transactions from which a director derived an improper personal benefit.

The Company maintains a director’s and officer’s liability insurance policy in the aggregate amount of $5,000,000 on behalf of its directors and officers.

Indemnification of Directors and Officers

The Company’s restated by-laws require the Company to indemnify its officers, and directors against all liabilities and expenses they may incur on account of all actions threatened or brought against them by reason of their services to the Company. No indemnification is provided for any person with respect to any matter as to which such person has been adjudicated in any proceeding not to have met any applicable standard for indemnification set forth in the Delaware General Corporation Law.

Director Compensation

The Company’s independent directors, who are neither affiliated with a major shareholder nor parties to consulting arrangements with the Company, each receive an annual retainer of $5,000 and a fee of $1,000 for each Board meeting attended.

In addition, the Company has a stock option program for directors under its 1992 Employee, Director and Consultant Stock Option Plan pursuant to which, on March 31 of each year, each non-employee director then in office receives options to purchase 5,000 shares of Common Stock at the then fair market value thereof. Such options vest in equal annual installments over a five-year period based on continued service on the Board of Directors. Options to purchase 5,000 shares were granted under this program during fiscal 2001 to Messrs. Carmichael, Clausi, Fields, Morris and Suquet.

Meetings of the Board of Directors in 2001

During the year ended December 31, 2001, there were five meetings of the Board of Directors. All of the directors attended, in person or by telephone, at least 75% of the meetings of the Board and of the committees of the Board on which he served. The Company does not have a nominating committee of the Board. The Compensation Committee, whose members are Messrs. Carmichael and Morris, met twice during 2001. The Audit and Finance Committee, whose members are Messrs. Fields, Morris and Carmichael, met twice during 2001.

Board Committees of the Board of Directors

Audit and Finance Committee.    The Audit and Finance Committee, which currently consists of Messrs. Fields, Morris and Carmichael, reviews with the Company’s independent accountants the scope of the annual audit, discusses the adequacy of internal accounting controls and procedures and performs general oversight with respect to the accounting principles applied to the financial reporting of the Company.

Compensation Committee.    The Compensation Committee, which currently consists of Messrs. Carmichael and Morris, reviews the amount, character and method of payment of compensation of all executive officers and certain other key employees and consultants of the Company and administers the Company’s stock option and stock purchase plans.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2001, the Compensation Committee consisted of Messrs. Carmichael and Morris. Neither of them is or has been an employee of the Company. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors or Compensation Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company’s executive officers and directors and persons who own more than 10% of the Common Stock are required, under Section 16(a) of the Exchange Act, to file reports of ownership and changes in ownership of securities of the Company with the Commission. Copies of those reports must also be furnished to the Company.

Based solely on its review of copies of reports filed pursuant to Section 16(a) of the Exchange Act or written representations from persons required to file such reports (“Reporting Persons”), the Company believes that all such filings required to be made by such Reporting Persons were timely made in accordance with the requirements of the Exchange Act.

Executive Compensation

Summary Compensation Table

The following table shows, for the fiscal years indicated, the annual compensation paid by the Company, together with long-term and other compensation, for the Chief Executive Officer (the “CEO”) and persons who were serving as executive officers of the Company (other than the CEO) as of December 31, 2001, whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2001 (the “Named Executive Officers”).

Name and Principal Position	Annual Compensation					Long-Term Compensation Awards
Securities Underlying Options(#)
	Year	Salary		Bonus
Arthur J. McEvily, Ph.D. President and Chief Executive Officer	2001 2000 1999	$ $ $	206,000 200,000 171,000	$ $ $	— 15,000 68,400	60,000 100,000 50,000

Scott A. Kumf Chief Operating Officer, Chief Financial Officer and Treasurer	2001 2000 1999	$ $ $	185,000 175,000 140,000	$ $ $	— 15,000 55,020	40,000 25,000 40,000

Option Grants in Last Fiscal Year

The following table contains information concerning the grant of stock options to the Company’s Named Executive Officers during the last completed fiscal year.

Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term (2)
					5%	10%
Arthur J. McEvily, Ph.D.	60,000	19.7%	$1.66	1/31/11	$83,651	$192,196
Scott A. Kumf	40,000	13.1%	$1.66	1/31/11	$55,767	$128,131

(1)
These options are non-qualified or incentive stock options granted under the Company’s 1992 Employee, Director and Consultant Option Plan with an exercise price equal to the fair market value per share at the date of the grant, for a term of ten (10) years, vesting in equal annual installments over five (5) years from the date of grant.

(2)
The potential realizable values that would exist for the respective options are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date of grant over the full term of the option. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information concerning the number of unexercised options held by the Named Executive Officers at the end of the last fiscal year and the value of such unexercised options as of such date. None of the Named Executive Officers exercised any options during the last fiscal year.

Name	Shares Acquired on Exercise	Value Realized	Number of unexercised options at fiscal year-end		Value of unexercised in-the-money options at fiscal year-end(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Arthur J. McEvily, Ph.D.	0	$0	168,166	193,501	$0	$0
Scott A. Kumf	0	$0	76,000	104,000	$0	$0

(1)
Value is calculated by determining the difference between the average of the high and low sales prices for the Common Stock on the Nasdaq National Market on December 31, 2001 ($1.04) and the exercise price of the option.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has agreements with Arthur J. McEvily and Scott A. Kumf pursuant to which Messrs. McEvily and Kumf will receive severance benefits including 12 months compensation at their current salary, a bonus based upon their average bonus over the preceding 3 years, coverages under the Company’s benefit plan for 12 months and outplacement services up to $6,000 due to an involuntary termination or a change in control of the Company which results in a material change in their duties or responsibilities. Also, in the event there is a change of control of the Company, all stock options granted to Messrs. McEvily and Kumf shall vest immediately.

ANNEX B

October 16, 2002

Board of Directors
Opta Food Ingredients, Inc.
25 Wiggins Avenue
Bedford, MA 01730

Members of the Board of Directors:

You have requested our opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the $2.50 per share net to the seller in cash (the “Merger Consideration”) to be received in connection with the proposed Tender Offer and Merger (each as defined below), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 16, 2002, among Stake Technology, Ltd. (“Parent”), Stake Acquisition Corp. (“Sub”), a wholly owned subsidiary of Parent, and Opta Food Ingredients, Inc. (the “Company”), by holders of common stock, par value $0.01 per share, of the Company (“Company Common Stock”). The Merger Agreement provides, among other things, for (i) a tender offer (the “Tender Offer”) to be commenced by Sub for all the outstanding shares of Company Common Stock and (ii) a subsequent merger of Sub with and into the Company (the “Merger”) in which each remaining share of Company Common Stock will be converted into the right to receive the Merger Consideration (clauses (i) and (ii) collectively, the “Transaction”).

Adams, Harkness & Hill, Inc., as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have been engaged to serve as financial advisor to the Company and to render a Fairness Opinion in connection with the Transaction by the Board of Directors of the Company and will receive a fee for our services.

Our Fairness Opinion addresses only the fairness of the Merger Consideration from a financial point of view to holders of the Company Common Stock as of the date of this Fairness Opinion and does not address any other aspect of the Transaction, nor does it constitute a recommendation to any holder of Company Common Stock as to whether or not to tender such holder’s shares of Company Common Stock into the Tender Offer or how to vote with respect to the Merger. In the ordinary course of our business, we may trade in the Company Common Stock for our own account and for the accounts of our customers and may at any time hold a long or short position in Company Common Stock.

In developing our Fairness Opinion, we have, among other things: (i) reviewed the Company’s Forms 10-K, 10-Q and other documents as filed with the Securities and Exchange Commission for the five-year period ending June 30, 2002; (ii) analyzed certain internal financial statements including projected financial and operating data concerning the Company prepared by Company management; (iii) analyzed the potential pro forma financial effects of the Transaction on the Company; (iv) conducted discussions with members of senior management of the Company; (v) reviewed the historical market prices and trading activity for the Company Common Stock and compared them with those of certain publicly traded companies we deemed to be relevant and comparable to the Company; (vi) compared the results of operations of the Company with those of certain companies we deemed to be relevant and comparable to the Company; (vii) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (viii) reviewed the Merger Agreement, exhibits thereto and certain related agreements; and (ix) reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

B-1

In connection with our review and arriving at our Fairness Opinion, we have not assumed any responsibility for independent verification of any information received from the Company, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of management that they are not aware of any facts that would make such information misleading. With respect to any internal forecasts reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management. We have also assumed that the Transaction will be consummated upon the terms set forth in the Merger Agreement.

Our Fairness Opinion is rendered on the basis of economic and market conditions prevailing and on the prospects, financial and otherwise, of the Company known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this Fairness Opinion if this Fairness Opinion were rendered as of a later date, and (ii) Adams, Harkness & Hill, Inc. disclaims any obligation to advise any person of any change in any manner affecting this Fairness Opinion that may come to our attention after the date of this Fairness Opinion. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the financial statements of the Company.

It is agreed between the Board of Directors and Adams, Harkness & Hill, Inc. that this Fairness Opinion, as set forth in this letter form, is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this Fairness Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Transaction as contemplated. It is also agreed that this Fairness Opinion does not address the relative merits of the Transaction or the other business strategies that the Board of Directors has considered or may be considering, nor does it address the decision of the Board of Directors of the Company to proceed with the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Sincerely,

/s/ ADAMS, HARKNESS & HILL

ADAMS, HARKNESS & HILL

B-2

ANNEX C

October 25, 2002

Board of Directors
Opta Food Ingredients, Inc.
25 Wiggins Avenue
Bedford, MA 01730

Members of the Board of Directors:

You have requested an affirmation of our opinion (the “Fairness Opinion”), originally delivered on October 16, 2002, as to the fairness, from a financial point of view, of the $2.50 per share net to the seller in cash (the “Merger Consideration”) to be received in connection with the proposed Tender Offer and Merger (each as defined below), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 25, 2002, among Stake Technology, Ltd. (“Parent”), Stake Acquisition Corp. (“Sub”), a wholly owned subsidiary of Parent, and Opta Food Ingredients, Inc. (the “Company”), by holders of common stock, par value $0.01 per share, of the Company (“Company Common Stock”). The Merger Agreement provides, among other things, for (i) a tender offer (the “Tender Offer”) to be commenced by Sub for all the outstanding shares of Company Common Stock and (ii) a subsequent merger of Sub with and into the Company (the “Merger”) in which each remaining share of Company Common Stock will be converted into the right to receive the Merger Consideration (clauses (i) and (ii) collectively, the “Transaction”).

Adams, Harkness & Hill, Inc., as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have been engaged to serve as financial advisor to the Company and to render a Fairness Opinion in connection with the Transaction by the Board of Directors of the Company and will receive a fee for our services.

Our Fairness Opinion addresses only the fairness of the Merger Consideration from a financial point of view to holders of the Company Common Stock as of the date of this Fairness Opinion and does not address any other aspect of the Transaction, nor does it constitute a recommendation to any holder of Company Common Stock as to whether or not to tender such holder’s shares of Company Common Stock into the Tender Offer or how to vote with respect to the Merger. In the ordinary course of our business, we may trade in the Company Common Stock for our own account and for the accounts of our customers and may at any time hold a long or short position in Company Common Stock.

In developing our Fairness Opinion, we have, among other things: (i) reviewed the Company’s Forms 10-K, 10-Q and other documents as filed with the Securities and Exchange Commission for the five-year period ending June 30, 2002; (ii) analyzed certain internal financial statements including projected financial and operating data concerning the Company prepared by Company management; (iii) analyzed the potential pro forma financial effects of the Transaction on the Company; (iv) conducted discussions with members of senior management of the Company; (v) reviewed the historical market prices and trading activity for the Company Common Stock and compared them with those of certain publicly traded companies we deemed to be relevant and comparable to the Company; (vi) compared the results of operations of the Company with those of certain companies we deemed to be relevant and comparable to the Company; (vii) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (viii) reviewed the Merger Agreement, exhibits thereto and certain related agreements; and (ix) reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

C-1

In connection with our review and arriving at our Fairness Opinion, we have not assumed any responsibility for independent verification of any information received from the Company, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of management that they are not aware of any facts that would make such information misleading. With respect to any internal forecasts reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management. We have also assumed that the Transaction will be consummated upon the terms set forth in the Merger Agreement.

Our Fairness Opinion is rendered on the basis of economic and market conditions prevailing and on the prospects, financial and otherwise, of the Company known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this Fairness Opinion if this Fairness Opinion were rendered as of a later date, and (ii) Adams, Harkness & Hill, Inc. disclaims any obligation to advise any person of any change in any manner affecting this Fairness Opinion that may come to our attention after the date of this Fairness Opinion. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the financial statements of the Company.

It is agreed between the Board of Directors and Adams, Harkness & Hill, Inc. that this Fairness Opinion, as set forth in this letter form, is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this Fairness Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Transaction as contemplated. It is also agreed that this Fairness Opinion does not address the relative merits of the Transaction or the other business strategies that the Board of Directors has considered or may be considering, nor does it address the decision of the Board of Directors of the Company to proceed with the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Sincerely,

/s/ ADAMS, HARKNESS & HILL

ADAMS, HARKNESS & HILL

C-2